[Luse Gorman Pomerenk & Schick, P.C. Letterhead]

(202) 274-2009	mlevy@luselaw.com
Via Edgar
August 11, 2006
Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Services Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-133111
Dear Mr. Reynolds:
     We are in receipt of your letter dated August 7, 2006 providing comments on the referenced filing for Energy Services Acquisition Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
     Prospectus Summary
1.	We reissue prior comment two of our letter dated July 11, 2006. We again note section three of the warrant purchase agreement states that purchasers “shall vote all of the shares of the common stock acquired by the purchasers (i) pursuant to this [warrant] agreement” in accordance with the majority of the public shareholders. Please explain this reference to shares acquired pursuant to the warrant purchase agreement, when the investors in the warrant purchase agreement are not purchasing any common stock and would not be able to exercise the warrants until after a business combination; therefore these investors would not have any voting rights relating to the business combination as a result of the warrant agreement. We may have further comment.

Mr. John Reynolds
Assistant Director
August 11, 2006

The “Prospectus Summary-Public Stockholders must approve business combination” has been revised on page 5 to clarify two points: (1) the pro rata vote requirement imposed on the initial stockholders applies to shares of common stock they own at the time of the relevant stockholder vote, and (2) no shares of common stock will be acquired through the warrant purchase agreement prior to a business combination. In addition, we have revised the warrant placement agreement at section three to remove the reference to shares being purchased through the warrant placement agreement.

2.	Please explain why your discussion on page 6 relating to including a shareholder vote on approval of the board’s recommended plan of dissolution would not commence any time a proxy is filed any time after 90 days from the 18 month date, or if no agreement has been entered into, on the 90th day before the 18 month time period lapses. After the 18-months has elapsed, the six month extension is only for completing the proposed business combination for the letter of intent or merger agreement entered into prior to the expiration of the 18-month time period. Discuss any resultant additional risk to shareholders as a result of this provision, such as the additional time period that may lapse before individuals receive the return of their money.

The “Prospectus Summary-Dissolution and liquidation if no business combination” has been revised on page 7 to disclose the consequences of seeking stockholder approval of a business combination more than 90 days before the expiration of 24 months and the resulting risk to stockholders relating to the additional delay in the distribution of funds from the trust account due to the time involved in the distribution process. Similar revisions were made on page 44.

3.	We reissue prior comment four of our letter dated July 11, 2006. We continue to note references to dissolving and promptly distributing the amount in the trust account. It is unclear how you can assure investors that their funds will be promptly distributed. Please revise the disclosure throughout and disclose that there may be delays in the distribution of funds from the trust account due to the time involved in the dissolution of the company.

The “Prospectus Summary-Dissolution and liquidation if no business combination” has been revised on pages 6 and 7 to remove any inference that funds will be distributed promptly and to clarify that there will be delays in the distribution of funds from the trust account due to the time involved in the dissolution of the Company. Similar revisions were made to “Proposed Business-Dissolution and liquidation if no business combination” on page 46.

4.	Please remove the reference to public stockholders being “entitled” to receive funds from the trust in the event of dissolution and liquidation in light of the potential claims against the trust, including costs of liquidation. Revise disclosure throughout the prospectus.

Mr. John Reynolds
Assistant Director
August 11, 2006

The “Prospectus Summary-Dissolution and liquidation if no business combination” has been revised on page 9 to remove the reference to public stockholders being “entitled” to receive funds from the trust in the event of dissolution and liquidation. Similar revisions were made to the “Use of Proceeds” section on page 32 and the “Proposed Business-Dissolution and liquidation if no business combination” on page 46.

5.	We note an inconsistency at page 8 between the statements that, “...[W]e do not intend to comply with those procedures [of Section 280],” and “We may not comply with Section 280...” Please revise.

The “Prospectus Summary-Dissolution and liquidation if no business combination” has been revised in the fourth paragraph to clarify the Company “may not comply” with Section 280 of Delaware General Corporation law.
Risk Factors, page 12
6.	We reissue prior comment nine of our letter dated July 11, 2006. Revise risk factor three to discuss the impact the up to $1.2 million that may be taken from interest will have on the amount public shareholders may receive upon liquidation and dissolution.

The “Risk Factor-If we are unable to complete a business combination and are forced to liquidate and distribute the trust account, our public stockholders may receive less than $6.00 per share upon distribution of the trust account and our warrants will expire worthless” has been revised on page 13 to state that the interest earned on the trust account available to stockholders in the event of a liquidation will be reduced by up to $1.2 million available to be used for working capital purposes.

7.	We reissue prior comment 13 of our letter dated July 11, 2006. Please explain the statement in risk factor 12 that “to the extent such claims are successfully made against the company after a business combination is approved, such third party claims may result in the per share conversion price received by the stockholders who vote against a business combination and elect to convert their shares into cash being less than approximately $5.79.”

The “Risk Factor- If third parties bring claims against us, the proceeds held in trust could be reduced and the per share liquidation or conversion price received by stockholders could be less than $5.79 per share” has been revised on page 18 to clarify that to the extent third party claims are successfully made against the Company prior to the approval of a business combination, such claims may result in a lower per share conversion price.

Mr. John Reynolds
Assistant Director
August 11, 2006

8.	Clearly name in risk factor 15 those individuals that may remain following a business combination.

The “Risk Factor-Our ability to effect a business combination and to execute any potential business plan afterwards will be dependent upon the efforts of our key personnel” has been revised on page 20 to name the key personnel who may remain following a business combination.

9.	Please explain the statement that “it is our intent that the compensation of our directors and officers will not be reevaluated in conjunction with an acquisition of a target business.” This appears inconsistent with the disclosure in this and the prior risk factor.

The “Risk Factor-If management were to negotiate to be retained by the company post-business combination as a condition to any potential business combination, such negotiations may result in a conflict of interest” has been removed from the Prospectus as inconsistent with the “Risk Factor-Our ability to effect a business combination and to execute any potential business plan afterwards will be dependent upon the efforts of our key personnel.” Similar revisions regarding compensation of directors and officers in the context of a business combination have been made in “Management-Executive Compensation” on page 53.

10.	We note the risk factor added on page 19 in response to our prior comment 19. However, this risk factor does not discuss the company’s ability to redeem the warrants or specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable. Please revise to provide a risk factor with this disclosure, as discussed in our prior comment.

A new risk factor “-We may redeem your unexpired warrants prior to their exercise while a prospectus is not current, thereby making your warrants worthless” has been added on page 20 in response to the Staff’s comment.

11.	Disclose the nature of the affiliation of the two companies listed in risk factor 29. Clarify whether the company is limited to the two named affiliated companies. If the company is not, then all affiliated companies should be listed in this section. Please explain why these are the only two companies management believes would be considered as a potential target business. We may have further comment.

The “Risk Factor-We may enter into a business transaction with an affiliate of our officers, directors or initial shareholders. Such a transaction may create a conflict of interest” has been revised on pages 24 and 25 to disclose the nature of the affiliation of the two companies disclosed therein, to clarify that these are the only two affiliated companies that the Company might acquire and why these are the only two companies

Mr. John Reynolds
Assistant Director
August 11, 2006

management believes would be considered as a potential target business. Similar changes have been made to “Management-Conflicts of Interest” on page 54.

12.	Please explain the statement that “the company would enter into a business combination with an affiliate only in conjunction with an acquisition of an unaffiliated company to the extent such transaction would complement an unaffiliated company transaction.” Would these transactions be entered into simultaneously? Please clarify how you will determine that the businesses complement each other and who will make this determination. Please clarify whether any of the officers, directors, existing shareholders or their affiliates are aware of any potential business opportunities with respect to any affiliated companies.

The “Risk Factor-We may enter into a business transaction with an affiliate of our officers, directors or initial shareholders. Such a transaction may create a conflict of interest” has been revised on pages 24 and 25 to clarify: (i) the second sentence therein, (ii) such affiliated transaction would only occur in conjunction with or subsequent to an acquisition of an unaffiliated company, (iii) that the unaffiliated members of the Company’s Board of Directors will determine if the businesses complement each other and (iv) that none of the officers, directors, existing shareholders or their affiliates are aware of any potential business opportunities with respect to any affiliated companies.

13.	Please revise the subheading to risk factor 32 to clarify that the warrants may expire worthless.

The “Risk Factor” regarding failure to maintain a current prospectus has been clarified on page 25 to disclose that the warrants may expire worthless.

14.	We reissue prior comment 21 of our letter dated July 11, 2006. Please add a risk factor to contrast the unconditional exercise right of private placement warrant holders to the right of public offering warrant holders to exercise their warrants conditioned upon the existence of an effective registration statement.

A new risk factor “-Private placement warrants have a superior exercise right to warrants received in this public offering” has been added on page 21 in response to the Staff’s comment.

Mr. John Reynolds
Assistant Director
August 11, 2006

Exhibits
15.	The unit and warrant certificates should be revised to clearly disclose the fact that an effective registration statement is required to exercise the units and warrants, that the company is only required to use its best efforts to maintain an effective registration statement, and that the company is not obligated to settle the units or warrants for cash.

The Unit Certificate and Warrant Certificate have been revised at Exhibits 4.1 and 4.3, respectively, in response to the Staff’s comment.
* * * *
     Please be aware that the financial statements have been updated to be reflective as of June 30, 2006. Accordingly, the financial statements have not been marked to show changes since the Pre-Effective Amendment No. 3, as filed on July 19, 2006.
     We trust the foregoing is responsive to the staff’s comments. The Company and the underwriter wish to be in a position to request acceleration of the Registration Statement during the week of August 14, 2006. Consequently, we request that any questions with regard to the foregoing should be directed as quickly as possible to the undersigned at 202-274-2009.

Very truly yours,
/s/Marc P. Levy

cc:	Marshall T. Reynolds, Chairman of the Board and Chief Executive Officer Alan Schick, Esq.